VIA EDGAR

November 20, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lucas GC Limited (CIK No. 0001954694)

Registration Statement on Form F-1 (File No. 333-270107)

Registration Statement on Form 8-A (File No. 001-41658)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on November 15, 2023, in which we joined the request of Lucas GC Limited regarding the acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”) and Registration Statement on Form 8-A (the “8-A Registration Statement”, together with the F-1 Registration Statement, the “Registration Statements”) to 4:05 p.m. (Washington, D.C. time) on November 20, 2023. We hereby formally withdraw our prior request for acceleration of the effective date of such Registration Statements.

Sincerely,

Prime Number Capital LLC

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	CEO & Chairwoman

Sincerely,

JonesTrading Institutional Services LLC

By:	/s/ Burke Cook
Name:	Burke Cook
Title:	General Counsel